[BANCSHARES OF FLORIDA, INC. LETTERHEAD]

May 13, 2004

Securities Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Withdrawal of Bancshares of Florida, Inc. Registration Statement on Form SB-2 Filed May 11, 2004 (the “Registration Statement”)

Gentlemen:

By this letter, we are hereby withdrawing the Registration Statement for the reason that it purports to contain an accountant’s consent which was not in fact provided at the time of filing.

Sincerely,

/s/ Michael L. McMullan

Michael L. McMullan

President & Chief Executive Officer

MLM: